UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Tarena International, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

+(86 10) 6090-8000

With a copy to:

Stephen Besen, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON New Oriental Education & Technology Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 Class A Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000,000 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14	TYPE OF REPORTING PERSON CO

(1) Mr. Shaoyun Han (“Mr. Han”) beneficially owns 17,294,192 ordinary shares, par value US$0.001 per share, in the share capital of the Issuer (each, an “Ordinary Share”), representing (i) 7,206,059 Class B ordinary shares, par value US$0.001 per share, in the share capital of the Issuer (each, a “Class B Ordinary Share”) held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares (defined in Item 1) held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited, (vi) 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021 (the information relating to these options held by Mr. Han is based on Amendment No. 7 of the Schedule 13D filed by Mr. Han on May 3, 2021 with the U.S. Securities and Exchange Commission (the “SEC”)). Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 3 of 7 Pages

The Reporting Person (defined in Item 2) may be deemed to be a part of a “group” with (i) Mr. Han, Learningon Limited, Connion Capital Limited, Techedu Limited, and Moocon Education Limited (collectively “Mr. Han and his Related Entities”), (ii) Talent Fortune Investment Limited, which beneficially owns 6,826,263 Class A Ordinary Shares, and (iii) Banyan Enterprises A Limited and Banyan Enterprises Limited (together with Banyan Enterprises A Limited, Talent Fortune Investment Limited, and Mr. Han and his Related Entities, the “Other Rollover Shareholders”), which beneficially own 127,173 Class A Ordinary Shares and 720,644 Class A Ordinary Shares, respectively. As discussed in Item 5 of this Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares owned by the Other Rollover Shareholders.

(2) Percentage calculated based on 48,439,184 Class A Ordinary Shares outstanding as of February 28, 2021, as reported in the Issuer’s Annual Report on Form 20-F, filed with the SEC on April 13, 2021 (the “Form 20-F”). If the percentage ownership of the Reporting Person was to be calculated in relation to the Issuer’s outstanding Class A Ordinary Shares and Class B Ordinary Shares, such percentage would be 1.8%, based on 55,645,243 Ordinary Shares outstanding as of February 28, 2021, as reported in the Form 20-F. The voting power of the Issuer’s outstanding Ordinary Shares beneficially owned by the Reporting Person represents 0.8% of the voting power of all Class A Ordinary Shares and Class B Ordinary Shares, based on 48,439,184 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2021, as reported in the Form 20-F.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	Identity and Background

This Schedule 13D relates to the Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).

The Issuer’s principal executive offices are located at (1) 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China, People’s Republic of China and (2) 1/F, Block A, Training Building, 65 Kejiyuan Road, Baiyang Jie Dao, Economic Development District, Hangzhou 310000, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed by New Oriental Education & Technology Group Inc. (the “Reporting Person”).

The principal business of the Reporting Person is to deliver comprehensive educational programs, services and products to students across China through a nationwide physical network of schools, learning centers and bookstores, as well as pure-play learning platforms. The address of the principal business office of the Reporting Person is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

This Schedule 13D is filed by the Reporting Person pursuant to Rule 13d-1(k) of the Act.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by the Reporting Person to acquire the 1000,000 Class A Ordinary Shares reported in this Schedule were derived from cash on hand of the Reporting Person.

Pursuant to an agreement and plan of merger, dated as of April 30, 2021 (the “Merger Agreement”), among Kidedu Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).

CUSIP No. G8675B 105	SCHEDULE 13D	Page 5 of 7 Pages

Pursuant to the terms and conditions in the New Oriental Support Agreement (as defined below), the 1,000,000 Class A Ordinary Shares directly held by the Reporting Person (the “New Oriental Rollover Shares”) will be cancelled for no consideration at the Closing (as defined in the Merger Agreement), in exchange for newly issued Class A ordinary shares, par value US$0.00001 per share, of Parent.

The descriptions of the Merger, the Merger Agreement and the New Oriental Support Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction

On April 30, 2021, the Issuer announced in a press release that it had entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$4.00 per Ordinary Share or US$4.00 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated April 2, 2014, entered into by and among the Issuer, Citibank, N.A. (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) all Ordinary Shares beneficially owned by the Reporting Person and the Other Rollover Shareholders (the “Rollover Shares”), which will be cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer or any of its subsidiaries or held in the Issuer’s treasury, and any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Issuer’s share plans, which will be cancelled without payment of any consideration therefor, and (c) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Issuer who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (2021 Revision) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (2021 Revision) of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of Shares (as defined in the Merger Agreement) (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer or any adjournment or postponement thereof. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 6 of 7 Pages

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares other than the Rollover Shares. If the Merger is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and would be delisted from the Nasdaq Global Select Market. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a Rollover and Support Agreement with Parent (the “New Oriental Support Agreement”), dated as of April 30, 2021, pursuant to which, among other things and subject to the terms and conditions set forth therein, the Reporting Person has agreed to (A) vote all New Oriental Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions, including the Merger, and (B) upon the terms and subject to the conditions of the New Oriental Support Agreement, the New Oriental Rollover Shares will be cancelled for no consideration at the Closing (as defined in the Merger Agreement), in exchange for newly issued Class A ordinary shares, par value US$0.00001 per share, of Parent.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and New Oriental Support Agreement, copies of which are attached as Exhibits 1 and 2 hereto respectively, and which are incorporated herein by reference in their entirety.

Other than as described in Item 4 above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of Class A Ordinary Shares beneficially owned by the Reporting Person.

(b)

See rows (7) through (10) of the cover pages to this Schedule D for the number of Class A Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. As a result of entering into the New Oriental Support Agreement, the Reporting Person may be deemed to share the power to vote and dispose of the New Oriental Rollover Shares with Parent.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 7 of 7 Pages

Because of the arrangements as set forth in Item 4, for purposes of Section 13(d) of the Act, the Reporting Person may be deemed to be part of a “group” with the Other Rollover Shareholders. Collectively, the “group” may be deemed to beneficially own 18,028,925 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, excluding 733,288 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of May 3, 2021) and 7,206,059 Class B Ordinary Shares, which represents approximately 45.3% of total outstanding Ordinary Shares as of February 28, 2021 on the Issuer’s Form 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. However, the Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. The Reporting Person is only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Rollover Shareholders.

(c)

Except as set forth herein, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Person, none of any director or executive officer of the Reporting Person listed on Schedule A hereto has effected any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the agreements in Item 4 of this Schedule 13D are incorporated herein by reference. The summaries of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements in this Item 6 are filed herewith as Exhibits 1 and 2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:

Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Issuer, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer to the SEC on May 3, 2021.

Exhibit 2:	Rollover and Support Agreement, dated as of April 30, 2021, by and between Parent and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 10, 2021

New Oriental Education & Technology Group Inc.

/s/ Yang Zhihui
Name: Yang Zhihui Title: Executive President & Chief Financial Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

The name, position, citizenship and present principal occupation or employment of each of the executive officers and directors of the Reporting Person are set forth below. Unless otherwise indicated below, the business address of each executive officer and director of the Reporting Person is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

Name	Position	Present Principal Occupation	Citizenship
Michael Minhong Yu	Executive Chairman	New Oriental Education & Technology Group, Executive Chairman	PRC

Chenggang Zhou	Director and Chief Executive Officer	New Oriental Education & Technology Group, Director and Chief Executive Officer	PRC

Zhihui Yang	Executive President & Chief Financial Officer	New Oriental Education & Technology Group, Executive President and Chief Financial Officer	PRC

Louis T. Hsieh	Director	New Oriental Education & Technology Group, Director	United States of America

Robin Yanhong Li	Independent Director	Baidu , Inc., Chairman of the board and Chief Executive Officer	PRC

Denny Lee	Independent Director	New Oriental Education & Technology Group, Independent Director	Hong Kong SAR, PRC

John Zhuang Yang	Independent Director	New Oriental Education & Technology Group, Independent Director	United States of America